UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

VICON INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

New York	1-7939	11-2160665
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

131 Heartland Blvd., Edgewood, New York	11717
(Address of principal executive offices)	(Zip Code)

John M. Badke
Senior Vice President, Finance and Chief Financial Officer
(631) 952-2288
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
The registrant’s Conflict Minerals Report for the year ended December 31, 2013 is attached hereto as Exhibit 1.02 and is available at http://www.vicon-security.com.

Item 1.02 Exhibit
The registrant’s Conflict Minerals Report for the year ended December 31, 2013 is attached hereto as Exhibit 1.02.

Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 2, 2014

VICON INDUSTRIES, INC.

/s/ John M. Badke
John M. Badke
Senior Vice President, Finance and
Chief Financial Officer